UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

KT CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2003

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KT Corporation:

We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of earnings and changes in stockholders’ equity and cash flows for the years then ended, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3% and 46.9% owned subsidiary at December 31, 2002 and 2003, respectively, as of and for the years ended December 31, 2002 and 2003, and (2) KTICOM Co., Ltd. (“KTICOM”), a 87.3% owned (all indirectly owned by KTF) subsidiary at December 31, 2002, as of and for the year ended December 31, 2002, which was merged into KTF on March 6, 2003. The financial statements of KTF and KTICOM, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 30.1% and 29.1% as of December 31, 2002 and 2003, respectively, and total revenues constituting 29.3% and 28.1% for the years ended December 31, 2002 and 2003, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for KTF and KTICOM, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations, changes in their stockholders’ equity and their cash flows for the years then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

As discussed in note 2(a) to the consolidated financial statements, effective January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to the beginning balance of retained earnings. In addition, certain accounts of the prior year consolidated financial statements were reclassified to conform to the current year’s presentation.

As discussed in notes 18 and 21 to the consolidated financial statements, during 2003 the Company retired 24,228,259 shares of treasury stock obtained through an equity swap with SK Telecom Co., Ltd. and purchases on the open market by a charge to retained earnings. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 309,077,659 to 284,849,400.

As discussed in notes 16 and 24 to the consolidated financial statements, in September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of ~~W~~831,535 million related to this Plan.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 13, 2004

This report is effective as of February 13, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2003

(In millions of Won and U.S. dollars)

	2002		2003	2003 (note 3)
Assets
Current assets:
Cash and cash equivalents (notes 4 and 5)	~~W~~	1,086,689	760,868	$638.3
Short-term financial instruments (note 5)		819,859	60,899	51.1
Current portion of investment securities (note 8):
Trading securities		433,661	52,397	44.0
Available-for-sale securities		853,281	286,757	240.6
Held-to-maturity securities		218	5,712	4.8
Notes and accounts receivable – trade, less allowance for doubtful accounts of ~~W~~430,066 in 2002 and ~~W~~646,273 in 2003 (note 2)		2,982,501	2,647,379	2,221.0
Accounts receivable – other		512,512	323,042	271.0
Inventories (note 6)		244,191	364,833	306.1
Other current assets (note 7)		281,423	230,044	193.0

Total current assets		7,214,335	4,731,931	3,969.9

Investment securities:
Available-for-sale securities (note 8)		353,187	260,642	218.7
Held-to-maturity securities (note 8)		5,795	111,409	93.5
Equity securities of affiliates (note 9)		102,504	140,790	118.1

Total investment securities		461,486	512,841	430.3

Property, plant and equipment (note 10):
Land		1,155,824	1,154,955	968.9
Buildings and structures		4,124,827	4,282,494	3,592.7
Machinery and equipment		33,400,282	34,731,446	29,137.1
Vehicles		75,607	82,911	69.6
Tools, furniture and fixtures		1,628,175	2,005,812	1,682.7
Construction in progress		907,093	750,267	629.4

		41,291,808	43,007,885	36,080.4

Less accumulated depreciation		(24,439,217)	(26,633,942)	(22,343.9)

Net property, plant and equipment		16,852,591	16,373,943	13,736.5

Other assets (notes 5, 11 and 25)		4,521,734	3,937,960	3,303.5

Total assets	~~W~~	29,050,146	25,556,675	$21,440.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2002 and 2003

(In millions of Won and U.S. dollars, except share data)

	2002		2003	2003 (note 3)
Liabilities and Stockholders’ Equity
Current liabilities:
Notes and accounts payable – trade	~~W~~	1,167,195	1,022,805	$858.1
Short-term borrowings (note 12)		1,116,385	631,689	529.9
Current portion of long-term debt (note 14)		1,846,210	2,172,510	1,822.6
Accounts payable – other		1,485,427	1,233,422	1,034.8
Advance receipts from customers		128,498	103,139	86.5
Accrued expenses		257,565	252,841	212.1
Withholdings		170,684	147,233	123.5
Income taxes payable		449,486	219,348	184.0
Other current liabilities (note 13)		93,774	132,614	111.3

Total current liabilities		6,715,224	5,915,601	4,962.8

Long-term debt, excluding current portion (note 14)		9,877,487	9,049,748	7,592.1
Refundable deposits for telephone installation (note 15)		1,533,566	1,227,355	1,029.7
Retirement and severance benefits, net of cumulative transfers to National Pension Fund and deposit for severance benefit insurance (note 16)		379,606	245,878	206.3
Long-term accounts payable – other (note 11)		554,138	572,606	480.4
Other long-term liabilities (note 17)		157,559	148,867	124.7

Total liabilities		19,217,580	17,160,055	14,396.0

Stockholders’ equity (note 18):
Common stock of ~~W~~5,000 par value: Authorized – 1,000,000,000 shares Issued – 309,077,659 shares in 2002 and 284,849,400 shares in 2003		1,560,998	1,560,998	1,309.7
Capital surplus (note 19)		1,447,951	1,308,612	1,097.8
Retained earnings:
Appropriated (note 20)		6,442,265	8,025,854	6,733.1
Unappropriated (deficit)		1,832,217	(342,554)	(287.4)

		8,274,482	7,683,300	6,445.7

Capital adjustments:
Foreign-based operations translation adjustment		(7,946)	(5,859)	(4.9)
Unrealized gains (losses) on available-for-sale securities (note 8)		743,563	(24,799)	(20.8)
Unrealized losses on equity securities of affiliates (note 9)		(4,266)	(2,691)	(2.3)
Stock options (note 28)		553	6,745	5.7
Treasury stock (note 21)		(4,112,225)	(3,962,598)	(3,324.3)
Loss on retirement of treasury stock		(6,638)	(16,391)	(13.8)

		(3,386,959)	(4,005,593)	(3,360.4)

Minority interest in consolidated subsidiaries		1,936,094	1,849,303	1,551.4

Total stockholders’ equity		9,832,566	8,396,620	7,044.2

Commitments and contingencies (note 22)

Total liabilities and stockholders’ equity	~~W~~	29,050,146	25,556,675	$21,440.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings

Years ended December 31, 2002 and 2003

(In millions of Won and U.S. dollars, except earnings per share)

	2002		2003	2003 (note 3)
Operating revenues (note 23)	~~W~~	16,437,422	16,067,779	$13,479.7
Operating expenses (note 24)		14,055,619	14,245,343	11,950.8

Operating income		2,381,803	1,822,436	1,528.9

Other income (expense):
Interest income		123,118	115,454	96.9
Interest expense		(650,460)	(705,540)	(591.9)
Equity in losses of affiliates, net (note 9)		(17,009)	(30,270)	(25.4)
Foreign currency transaction and translation gain (loss), net		99,845	(27,074)	(22.7)
Loss on disposition of property, plant and equipment, net		(116,106)	(122,966)	(103.2)
Gain on disposition of available-for-sale securities, net (note 8)		1,176,868	772,901	648.4
Impairment loss on available-for-sale securities (note 8)		(3,339)	(43,993)	(36.9)
Contributions received for losses on universal telecommunications services (note 31)		113,908	28,539	23.9
Prior year’s income tax refund (additional payment) (note 25)		6,354	(53,992)	(45.3)
Contribution payments for research and development and donations (notes 22 and 30)		(145,405)	(182,983)	(153.5)
Other, net		35,629	8,548	7.2

		623,403	(241,376)	(202.5)

Earnings before income taxes and minority interest		3,005,206	1,581,060	1,326.4

Income taxes (note 25)		741,354	523,631	439.2

Earnings before minority interest		2,263,852	1,057,429	887.2
Minority interest in earnings of consolidated subsidiaries, net		(316,918)	(235,695)	(197.8)

Net earnings	~~W~~	1,946,934	821,734	$689.4

Basic earnings per share of common stock in won and U.S. dollars (note 27)	~~W~~	7,504	3,802	$3.2

Diluted earnings per share of common stock in won and U.S. dollars (note 27)	~~W~~	6,601	3,313	$2.8

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002 and 2003

(In millions of Won and U.S. dollars)

	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interest	Total	US dollar Total (note 3)
Balance at January 1, 2002	~~W~~	1,560,998	1,446,149	6,718,943	2,211,133	2,046,080	13,983,303
Net earnings		—	—	1,946,934	—	—	1,946,934
Retirement of treasury stock		—	—	(167,341)	—	—	(167,341)
Dividends		—	—	(224,054)	—	—	(224,054)
Increase (decrease) in unrealized gains on available-for-sale securities		—	—	—	(1,566,580)	1,310	(1,565,270)
Unrealized losses on equity securities of affiliate		—	—	—	(2,923)	(178)	(3,101)
Increase in treasury stock, net		—	—	—	(4,021,094)	—	(4,021,094)
Loss on retirement of treasury stock		—	—	—	(6,638)	—	(6,638)
Changes in subsidiaries included in consolidation		—	—	—	—	238	238
Issuance of common stock of a consolidated subsidiary		—	2,526	—	—	22,169	24,695
Acquisition of additional equity in consolidated subsidiaries		—	(217)	—	—	(449,774)	(449,991)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	316,918	316,918
Other		—	(507)	—	(857)	(669)	(2,033)

Balance at December 31, 2002		1,560,998	1,447,951	8,274,482	(3,386,959)	1,936,094	9,832,566	$8,248.8

Net earnings		—	—	821,734	—	—	821,734	689.4
Retirement of treasury stock		—	—	(1,198,499)	—	—	(1,198,499)	(1,005.5)
Dividends (note 26)		—	—	(212,887)	—	—	(212,887)	(178.6)
Cumulative effect of an accounting change (note 2(a))		—	—	(1,530)	—	(2,198)	(3,728)	(3.1)
Increase (decrease) in unrealized gains on available-for-sale securities		—	—	—	(768,362)	2,541	(765,821)	(642.5)
Unrealized losses on equity securities of affiliate		—	—	—	1,575	1,937	3,512	2.9
Decrease of treasury stock, net (note 21)		—	—	—	149,627	—	149,627	125.5
Loss on retirement of treasury stock		—	—	—	(9,753)	—	(9,753)	(8.2)
Stock options		—	—	—	6,192	774	6,966	5.8
Changes in translation adjustments of foreign subsidiaries		—	—	—	2,087	160	2,247	1.9
Changes in subsidiaries included in consolidation		—	—	—	—	27,379	27,379	23.0
Goodwill of additional equity in consolidated subsidiaries acquired during 2003		—	(165,642)	—	—	(260,410)	(426,052)	(357.4)
Equity change of subsidiary from merger transaction		—	26,181	—	—	(92,958)	(66,777)	(56.0)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	235,695	235,695	197.8
Other		—	122	—	—	289	411	0.4

Balance at December 31, 2003	~~W~~	1,560,998	1,308,612	7,683,300	(4,005,593)	1,849,303	8,396,620	$7,044.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Years ended December 31, 2002 and 2003

(In millions of Won and U.S. dollars)

	2002		2003	2003 (note3)
Cash flows from operating activities:
Net earnings	~~W~~	1,946,934	821,734	$689.4
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		3,440,145	3,393,175	2,846.6
Amortization		356,949	364,051	305.4
Provision for doubtful accounts		194,288	363,774	305.2
Provision for retirement and severance benefits		275,007	1,067,076	895.2
Equity in losses of affiliates		17,009	30,270	25.4
Loss on disposition of property, plant and equipment		116,106	122,966	103.2
Loss (gain) on foreign currency translations, net		(101,077)	27,555	23.1
Gain on disposition of available-for-sale securities, net		(1,176,868)	(772,901)	(648.4)
Impairment loss on available-for-sale securities		3,339	43,993	36.9
Deferred income tax expense		149,032	46,294	38.8
Minority interest in earnings of consolidated subsidiaries		316,918	235,695	197.8
Changes in assets and liabilities:
Increase in notes and accounts receivable – trade		(725,904)	(742,487)	(622.9)
Increase in accounts receivable – other		—	(387,518)	(325.1)
Increase in inventories		(275,813)	(197,478)	(165.7)
Decrease (increase) in other current assets		(25,753)	21,572	18.1
Increase (decrease) in long-term accounts receivable – trade		(175,358)	126,900	106.5
Increase (decrease) in notes and accounts payable – trade		125,313	(143,425)	(120.3)
Increase (decrease) in advance receipts from customers		4,415	(25,359)	(21.3)
Increase (decrease) in income taxes payable		269,886	(240,025)	(201.3)
Decrease in withholdings		(123,085)	(23,451)	(19.7)
Increase (decrease) in accrued expenses		8,702	(5,792)	(4.9)
Payment of retirement and severance benefits		(42,942)	(1,020,940)	(856.5)
Increase in severance benefits insurance deposit		(325,376)	(180,801)	(151.7)
Increase in accounts payable – other		378,531	60,928	51.1
Other, net		196,462	204,594	171.6

Net cash provided by operating activities	~~W~~	4,826,860	3,190,400	2,676.5

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statement of Cash Flows, Continued

Years ended December 31, 2002 and 2003

(In millions of Won and U.S. dollars)

	2002		2003	2003 (note3)
Cash flows from investing activities:
Purchases of property, plant and equipment	~~W~~	(3,232,346)	(3,209,376)	$(2,692.4)
Proceeds from sale of property, plant and equipment		52,966	253,137	212.4
Decrease in accounts receivable – other (notes 2 and 8)		8,918	215,021	180.4
Decrease in other current assets		173,110	560,208	470.0
Decrease (increase) in other assets		(1,004,353)	141,738	118.8
Decrease (increase) in short-term financial instruments		(125,921)	758,916	636.7
Purchase of available-for-sale securities		(235,393)	(315,553)	(264.7)
Purchase of held-to-maturity securities		(392)	(11,412)	(9.6)
Purchase of equity securities of affiliates		(6,180)	(83,890)	(70.4)
Proceeds from sale of available-for-sale securities		294,694	210,121	176.3
Proceeds from maturity on held-to-maturity securities		9,994	218	0.2

Net cash used in investing activities		(4,064,903)	(1,480,872)	(1,242.3)

Cash flows from financing activities:
Payment of dividends		(224,955)	(213,308)	(178.9)
Proceeds from sale of accounts receivable		470,000	512,000	429.5
Repayment of short-term borrowings, net		(15,656)	(484,696)	(406.6)
Repayment of long-term debt		(2,064,527)	(1,989,381)	(1,668.9)
Proceeds from issuance of long-term debt		5,558,966	1,285,653	1,078.6
Decrease in refundable deposits for telephone installation		(750,394)	(306,211)	(256.9)
Increase (decrease) in other long-term liabilities		12,893	(2,781)	(2.3)
Change in subsidiaries’ own shares of treasury stock		—	(69,747)	(58.5)
Increase in minority interest		22,787	—	—
Reacquisition of treasury stock		(3,401,186)	(412,247)	(345.8)
Proceeds from sale of treasury stock		—	39,312	32.9
Acquisition of additional equity interest in consolidated subsidiaries		(449,935)	(426,052)	(357.5)
Other, net		(2,244)	2,247	1.8

Net cash used in financing activities		(844,251)	(2,065,211)	(1,732.6)

Net increase (decrease) in cash and cash equivalents from change of subsidiaries in consolidated financial statements		(22)	29,862	25.1

Net decrease in cash and cash equivalents		(82,316)	(325,821)	(273.3)
Cash and cash equivalents at beginning of year		1,169,005	1,086,689	911.6

Cash and cash equivalents at end of year	~~W~~	1,086,689	760,868	$638.3

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2003

(1)	Organization and Description of the Business

KT Corporation (“KT” or the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

In addition, effective January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, a cumulative effect on prior years is adjusted to retained earnings. Therefore, the Company adjusted organization costs of ~~W~~1,530 million to retained earnings. In addition, certain amounts in prior year’s financial statements were reclassified to conform to the current year’s presentation. These reclassifications did not result in any change to reported net earnings except for the adoption of Statement of Korea Accounting Standards (SKAS) No. 6, “Events Occurring After the Balance Sheet Date”. As a result of adopting SKAS No. 6, stockholders’ equity as of December 31, 2002 increased by ~~W~~212,887 million. The amount represents the dividends recorded in 2002 but not yet approved. Under the new standard, for comparative purposes, this amount was retroactively adjusted as of December 31, 2002.

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and 2003. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated in consolidation.

Subsidiary	Year of establishment	Year of obtaining control	Percentage ownership (%)		Primary business
			2002	2003
KT Powertel Co., Ltd. (“KTP”)	1985	1985	45.4	44.8	Trunk radio system business
KT Solutions Corporation (“KTS”)	1986	1986	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.	1988	1988	93.8	93.8	Public telephone maintenance
KT Hitel Co., Ltd. (“KTH”)	1991	1992	65.9	65.9	Data communication
Korea Telecom America, Inc.	1993	1993	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc.	1994	1994	100.0	100.0	Foreign telecommunication business
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	36.9	36.9	Submarine cable construction and maintenance
KT Freetel Co., Ltd. (“KTF”)	1997	1997	40.3	46.9	PCS business
New Telephone Company Inc. (“NTC”)	1993	1998	72.5	72.5	Foreign telecommunication Business
Korea Telecom Japan Co., Ltd.	1999	1999	100.0	100.0	Foreign telecommunication business
KT ICOM Co., Ltd. (“KTICOM”)*	2001	2001	87.3	—	IMT-2000 service
KTF Technologies Inc. (“KTFT”)**	2001	2002	57.4	57.4	PCS handset development
KT Commerce Inc. (“KTC”)***	2002	2002	100.0	100.0	B2C, B2B service
KT Rental Corp. (“KTR”)****	1999	2003	48.8	98.8	Rental service
KT China Co., Ltd. (“KTCC”)	2003	2003	—	100.0	Foreign telecommunication business

*	The ownership percentage in KTICOM represents the ownership of this entity by KTF.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

**	The 57.4% ownership percentage in KTFT represents the ownership of this entity by KTF.

***	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).

****	The 98.8% ownership percentage in KTR represents the ownership of this entity by KTS. KTR changed its name from Centel Telecom Capital Corp. to KT Rental Corporation in October 2003.

On March 6, 2003, KTICOM was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which has resulted in a decrease in the Company’s equity ownership interest but an increase in the Company’s capital surplus of ~~W~~26,181 million due to increase of net equity of KTF. In addition, during 2003, the Company acquired an additional 15,532,846 shares of KTF for ~~W~~399,996 million, increasing its equity ownership interest to 46.9%. The amount paid by KT exceeded the proportionate net assets of KTF by ~~W~~165,642 million. This difference was recorded as a reduction to capital surplus.

KTP acquired Anam Telecom Ltd. on February 5, 2003. As a result, the Company’s equity ownership interest decreased to 44.8%.

KTS, a subsidiary of KT, purchased additional 50% of KTR shares and became the largest shareholder of KTR in 2003.

In March 2003, the Company invested ~~W~~1,245 million in KTCC, which is a wholly-owned subsidiary located in China.

As of December 31, 2003, KT or KTS has issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

Subsidiary	Millions
KTSC	~~W~~	53,517
NTC		8,385
KTR		8,185

	~~W~~	70,087

Significant account balances which occurred in the normal course of business with and between consolidated subsidiaries as of December 31, 2002 and 2003 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Balance Sheet Items	2002		2003
Notes and accounts receivable - trade	~~W~~	230,705	252,327
Notes and accounts payable - trade		207,241	204,793
Long-term accounts receivable – trade		—	35,999
Convertible notes of KTF and KTP		336,789	332,240
Accounts receivable – other		366,151	29,228
Accounts payable – other		344,388	53,839
Key money deposits		65,302	51,455
Accrued expenses		2,678	14,326

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

Significant transactions which occurred in the normal course of business with and between consolidated subsidiaries for the years ended December 31, 2002 and 2003 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
	2002		2003
Operating revenues	~~W~~	1,366,192	1,513,082
Operating expenses		1,412,782	1,564,830
Other income		41,937	64,448

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for the years ended December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Balance at beginning of year	~~W~~	330,345	430,066
Increase due to the changes of consolidated subsidiaries		483	65
Provision		194,288	363,774
Write-offs		(95,050)	(147,632)

Balance at end of year	~~W~~	430,066	646,273

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. When the net realizable value of inventory is less than the acquisition cost, the carrying amount is reduced to the net realizable value.

(f)	Investments in Securities

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards (SKAS) No. 8, “Investments in Securities”. In accordance with this standard, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the year end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary right on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies.

Trading securities shall be classified as current assets, whereas available-for-sale securities and held-to-maturity securities shall be classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, shall be classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date shall be classified as current assets.

As allowed by this standard, certain amounts in the prior year financial statements were reclassified to conform to the current year presentation.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to income as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Prior to January 1, 2003, the Company capitalized interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses, on all borrowings, incurred prior to completion of the acquisitions, as part of the cost of qualifying assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs.” In accordance with this standard, the Company elected to no longer capitalize interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses on all borrowings. For the year ended December 31, 2002, financing costs of ~~W~~83,851 million were capitalized.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, and the assets of some subsidiaries which are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment, furniture and fixtures	2-8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(i)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction of the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(j)	Long-Lived Assets

Long-lived assets generally consist of property, plant and equipment and other intangible assets. The Company reviews long-lived assets for the impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the Company evaluates its long-lived assets for impairment each year as part of its annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Intangible Assets

(i)	Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s equity as of the most recently audited or reviewed balance sheet date is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus). Goodwill is amortized over its estimated useful life of 4 to 10 years.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(k)	Intangible Assets, Continued

(i)	Goodwill, Continued

Amortization of goodwill of ~~W~~294,652 million and ~~W~~294,306 million for the years ended December 31, 2002 and 2003, respectively, and amortization of negative goodwill of ~~W~~413 million and ~~W~~518 million for the years ended December, 31 2002 and 2003, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of operations.

An impairment loss would be recognized when the carrying amount of goodwill exceeds estimated discounted future net cash flows expected from the entities that are being consolidated and its eventual disposition are less than its carrying amount.

(ii)	Other Intangible Assets

Other intangible assets, consisting of rights to exclusive usage and deferred development costs, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii)	Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, the internal software development costs, after technological feasibility test, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company incurred research and development costs of ~~W~~274,410 million and ~~W~~306,361 million, including deferred amounts of ~~W~~28,855 million and ~~W~~61,736 million for the years ended December 31, 2002 and 2003, respectively.

(l)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions and other similar transactions are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method over the installment or redemption period. The amount amortized is included in interest expense or interest income.

(m)	Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(n)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to ~~W~~338,576 million and ~~W~~519,377 million as of December 31, 2002 and 2003, respectively, are reflected in the accompanying consolidated balance sheets as a deduction from the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from retirement and severance benefit liability. The cumulative balances of such transfers to the National Pension Fund were ~~W~~1,066 million and ~~W~~729 million as of December 31, 2002 and 2003, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(o)	Customer Call Bonus Program

The Company records an estimated liability for the marketing cost associated with providing gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying consolidated balance sheets. The liability is adjusted periodically based on points earned, points redeemed, and changes in estimated costs.

(p)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(q)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to the customer.

Prior to April 15, 2001, customers could choose between alternative plans for initiating basic telephone services. Under these alternatives, customers could elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 4, “Revenue Recognition,” clarifying existing standards regarding revenue recognition. The Company’s current policy for revenue recognition is not significantly different from the requirements of this statement.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(r)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2002 and 2003, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at ~~W~~1,200.4 to US$1 and ~~W~~ 1,197.8 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of qualifying assets. However, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs,” effective January 1, 2003. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as a capital adjustment.

(s)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations. For instruments that are not valued at fair value, unrealized valuation gains or losses are recognized at the time of settlement.

(t)	Leases

The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

•	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

•	The lease has a bargain purchase option.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(t)	Leases, Continued

If the above criteria are not met, the lease is classified as an operating lease with lease payments expensed as incurred.

(u)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on marketable investments in equity securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When the options are exercised, equity is increased by the amount of the proceeds received, and the values of options exercised and credited to the capital adjustment account. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment account are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment account are reversed to capital surplus.

(w)	Dividends Payable and Appropriation of Retained Earnings

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date”. Under this standard, dividends are not recorded until approved by the shareholders. As a result, the Company adjusted stockholder’s equity as of December 31, 2002 by ~~W~~212,887 million. The amount represents the dividends payable recorded in 2002. In addition, appropriated retained earnings as of December 31, 2002 decreased by ~~W~~1,583,589 million while unappropriated retained earnings increased by the same amount because the amount of appropriations was declared by the Company but not yet approved at the shareholders’ meeting. Under the new standard, for the comparative purposes, these amounts were retroactively adjusted as of December 31, 2002.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(x)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

(y)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries are presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(z)	Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated into Korean won at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the fiscal year. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

(aa)	Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gain or loss on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity.

(ab)	Use of Estimates

The preparation of consolidated financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(ac)	Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. SKAS No. 2 through No. 9 were adopted by the Company as of January 1, 2003. SKAS No. 10 “Inventories,” No. 12 “Construction-Type Contracts,” and No. 13 “Troubled Debt Restructuring” become effective for the Company on January 1, 2004 according to the effective date set forth by each SKAS. The Company does not expect the adoption of these standards to have a material impact on the consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3)	Basis of Translating Consolidated Financial Statement

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2003, have been translated into United States dollars at the rate of ~~W~~1,192.0 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Cash on hand	~~W~~	79	380
Checking accounts		2,358	3,919
Passbook accounts		36,321	17,859
Cash in transit		610,207	541,918
Time deposits		437,724	196,792

	~~W~~	1,086,689	760,868

(5)	Restricted Deposits

There are certain amounts included in cash and cash equivalents, short-term and long-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2002 and 2003 as follows:

	Millions
	2002		2003
Short-term financial instruments	~~W~~	7,709	3,127
Long-term financial instruments		80	61
Passbook accounts		—	1,038

	~~W~~	7,789	4,226

(6)	Inventories

Inventories as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Construction and repair materials	~~W~~	66,915	72,924
PCS handsets		146,818	225,809
Other		30,458	66,100

	~~W~~	244,191	364,833

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(7)	Other Current Assets

Other current assets as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Current portion of long-term loans to employees	~~W~~	157,340	118,629
Prepaid expenses		38,086	28,412
Prepayments		61,269	49,371
Accrued interest income		16,171	8,359
Refundable deposits		2,334	8,721
Short-term loans		3,553	6,526
Interest rate swap (note 22)		—	2,998
Interest currency swap (note 22)		—	5,083
Interest rate swaption (note 22)		—	989
Other		2,670	956

	~~W~~	281,423	230,044

(8)	Investments in Securities

Investments in securities as of December 31, 2002 and 2003 are summarized as follows:

(a)	Trading securities (fair value)

	Millions
	2002		2003
Mutual funds	~~W~~	433,661	52,397

(b)	Available-for-sale securities

(i)	Equity securities

	Percentage of ownership (%)		Millions
	2002	2003	2002			2003
Current assets:
Knowledge Plant, Inc.	12.6	4.4		—	*	7,272
SK Telecom Co., Ltd. (“SK Telecom”)	4.3	—		853,281		—

			~~W~~	853,281		7,272

Investment assets:
New Skies Satellites N.V. 1.4	1.4	1.4	~~W~~	9,246		15,917
Intelsat, Ltd.	0.7	0.7		6,222		6,222
Inmarsat Ventures plc	2.3	2.3		15,015		15,015
Danish Russian Japan Korean Telecommunication Group	10.0	10.0		307		307
Real Telecom Corporation	7.8	7.8		5,190		721
Polytech Adventure Town, Inc.	6.7	6.7		200		200

*	Knowledge Plant, Inc. of ~~W~~1,420 million is included in other equity securities as of December 31, 2002.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(i)	Equity securities, Continued

	Percentage of ownership (%)		Millions
	2002	2003	2002		2003
Korea Software Financial Cooperative	1.4	1.4	~~W~~	1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
K-3-I Co., Ltd.	13.0	13.0		300	300
KT Internal Venture Fund No. 1	89.3	89.3		3,303	3,303
KT Internal Venture Fund No. 2	—	90.0		—	3,000
Mirae Asset Securities Co., Ltd.	9.6	9.6		11,960	11,960
Korea Telecom Venture Fund No. 1	90.0	90.0		18,000	18,000
Sky Life Contents fund	22.5	22.5		4,500	4,500
ICO Global Communication (Holdings) Limited	0.1	0.1		617	617
Korea Information Technology Fund	33.3	33.3		100,000	100,000
DAEGU Football Club	1.0	1.0		300	300
Kookmin Credit Information Inc. (formerly National Information & Credit Evaluation, Inc.)	13.0	13.0		1,202	1,202
On Game Network Inc.	19.5	19.5		1,060	1,060
GaeaSoft Corp.	6.4	6.4		2,184	913
KRTnet Corporation	7.5	7.5		4,493	4,454
Sports Toto	—	8.7		—	13,500
VACOM WIRELESS, INC.	16.8	16.8		1,880	1,880
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		4,456	4,456
ONSE TELECOM	0.4	0.8		2,148	4,605
Other	—	—		15,029	12,219

			~~W~~	212,262	229,301

Investments in equity securities for New Skies Satellites N.V., GaeaSoft Corp., Knowledge Plant, Inc., and KRTnet Corporation are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of ~~W~~211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus cash of ~~W~~122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sale securities in the amount of ~~W~~775,241 million for the year ended December, 31, 2003.

The Company recognized ~~W~~8,856 million impairment loss on available-for sale securities for the year ended December 31, 2003. This charge was related to other-than-temporary declines in the value of the investee Company.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(ii)	Debt securities

	Maturity	Millions
		2002		2003
Current assets:
Beneficiary certificates	2004	~~W~~	—	216,105
Equity-linked securities	2004		—	63,380

		~~W~~	—	279,485

Investment assets:
KTF First Securitization Specialty Co., Ltd.	2004	~~W~~	43,430	—
KTF Second Securitization Specialty Co., Ltd. (note 22(j))	2005		—	19,254
Equity-linked securities	2004		97,495	—
Beneficiary certificates	2005		—	12,087

		~~W~~	140,925	31,341

On April 11, 2002, the Company purchased equity-linked securities of ~~W~~132,594 million from Citigroup Global Markets Inc. (“CGMI” and previously called “Saloman Smith Barney Holdings, Inc.”). These equity-linked securities have maturities of 2 and 2.5 years. The value of the equity-linked securities is linked to the weighted-average quoted price of 500,000 shares of SK Telecom stock, whereby the amount payable to the Company from CGMI will be adjusted based on the weighted-average quoted share price of SK Telecom. Generally, if the weighted-average quoted share price of the SK Telecom shares were to fall below ~~W~~150,930 and ~~W~~154,155 for the 2 year and 2.5 year notes, respectively, the amount payable to KT from CGMI would be zero and if the weighted-average quoted share price of SK Telecom shares were to exceed ~~W~~301,860 and ~~W~~308,310 for the 2 year and 2.5 year notes, respectively, then the amount payable to KT from CGMI would be the full value of 500,000 SK Telecom shares based on the weighted-average quoted share price of SK Telecom. In addition, if the weighted-average quoted share price were to fall between the prescribed ceiling and floor amounts, then the amount payable to KT by CGMI would be two times the weighted average quoted share price of SK Telecom shares less W301,860 and ~~W~~308,310 for the 2 year and 2.5 year notes, respectively, calculated based on 500,000 SK Telecom shares.

The Company’s investments in the equity-linked securities are recorded at fair value and unrealized holding gains and losses are recorded as a separate component of stockholders’ equity. The equity-linked securities were tested for impairment during 2003 due to the significant decrease of the quoted market value of SK Telecom shares. As a result of this impairment test, the Company recognized an impairment loss amounting to ~~W~~35,137 million on the equity-linked securities for the year ended December 31, 2003. If the quoted market value of SK Telecom shares continues to decline, the Company may be required to record additional impairment losses. As of December 31, 2003, SK Telecom shares were quoted at ~~W~~199,000 per share, resulting in unrealized loss of ~~W~~34,078 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(iii)	Changes in unrealized holding gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2003 are summarized as follows:

	Millions
Beginning balance	~~W~~	743,563
Realized gains on disposition of securities		(746,270)
Changes in unrealized losses, net		(22,092)

Net balance at end of year	~~W~~	(24,799)

(c)	Held-to-maturity securities

	Millions
	2002		2003
Current assets:
Government and municipal bonds	~~W~~	218	5,712

Long-term assets:
Government and municipal bonds		5,795	11,495
Subordinated interest in securitized accounts receivable (note 22(j))		—	99,914

	~~W~~	5,795	111,409

KTF retained the above subordinated interest in securitized accounts receivable issued by Shinhan Bank Trust in relation to the sale of trade accounts and notes receivable. KTF believes that the difference between fair value and acquisition cost, which may arise from the uncollectiblity of the trade accounts and notes receivable, will not have a material effect on the operations or financial position of the Company.

(9)	Investments in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2002 and 2003, are summarized as follows:

			Millions
	Percentage Ownership(%)		2002			2003
	2002	2003	Net asset		Book value	Net asset	Book value
Listed*:
Hallim Venture Capital Corporation (“HVCC”)	—	25.3		—	—	7,700	3,512
Unlisted:
Mongolian Telecommunications Co.	40.0	40.0	~~W~~	5,693	5,693	4,982	4,982
Korea IT Venture Partners Inc.	28.0	28.0		8,529	8,529	9,227	9,227
KT Rental Corp. (note 2(a))**	48.8	—		23,314	23,314	—	—
KBSi Co., Ltd.	32.4	32.4		2,153	2,153	1,386	1,386
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,383	8,383	8,601	8,601
eNtoB Corp.	23.8	23.8		2,596	2,596	3,420	3,420
KT Infotech Corporation	15.6	15.6		4,551	4,105	4,350	3,955

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9)	Investments in Equity Securities of Affiliated Companies, Continued

			Millions
	Percentage Ownership (%)		2002			2003
	2002	2003	Net asset		Book value	Net asset	Book value
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0	~~W~~	1,600	1,501	1,964	1,921
Korea Digital Satellite Broadcasting Co. (“KDB”)	18.2	29.9		35,740	36,257	40,411	89,885
Korea Information Data Corp.	19.0	19.0		5,233	5,233	6,864	6,864
Korea Information Service Corp.	19.0	19.0		3,632	3,632	4,552	4,552
KT Instrument & Communication Corp.	19.0	19.0		211	210	309	309
Bank Town Co., Ltd.	19.0	19.0		426	408	444	433
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		490	490	293	293
Sports TOTO On-Line	—	30.0		—	—	1,450	1,450

			~~W~~	102,551	102,504	95,953	140,790

*	The quoted market values (based on closing KOSDAQ price) of HVCC as of December 31, 2003 is ~~W~~4,942 million.
**	KT Rental was included in consolidation during 2003.

In December 2003, the Company purchased an additional 11,770,000 shares of KDB for ~~W~~82,390 million including ~~W~~49,119 million of goodwill. After making this cash purchase, the Company’s equity ownership interest increased to 29.9%.

The Company has recorded unrealized losses of ~~W~~4,266 million and ~~W~~2,691 million relating to the above affiliates as of December 31, 2002 and 2003, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

The Company received dividends of ~~W~~469 million and ~~W~~554 million in the aggregate from affiliates for the years ended December 31, 2002 and 2003.

(10)	Insurance

Property, plant and equipment were insured against fire damage up to an amount of ~~W~~920,939 million and ~~W~~1,237,621 million as of December 31, 2002 and 2003, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(11)	Other Assets

Other assets as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Long-term loans to employees	~~W~~	872,606	565,556
Leasehold rights and deposits		278,757	330,747
Goodwill		1,224,102	944,326
Negative goodwill		(2,589)	(2,071)
Frequency usage right, net		1,208,854	1,208,429
Other intangible assets, net		246,944	276,714
Long-term accounts receivable - trade		80,978	48,438
Long-term accounts receivable - other		7,797	17,361
Deferred income tax assets (note 25)		447,670	415,396
Other		156,615	133,064

	~~W~~	4,521,734	3,937,960

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(11)	Other Assets, Continued

During 2001, KTICOM acquired IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for ~~W~~1,300 billion. As described in note 2(a), KTICOM was merged into KTF on March 6, 2003. The net amount of the frequency usage right of ~~W~~1,208,429 million is included in other assets in the accompanying consolidated balance sheet as of December 31, 2003. The Company paid 50%, or ~~W~~650 billion, of this amount in 2001 and the net present value of the remaining ~~W~~650 billion unpaid balance is recorded as long-term accounts payable - other in the accompanying consolidated balance sheet as of December 31, 2003. These rights have a contractual life of 15 years and will be amortized commencing on the date commercial service is initiated through the end of their contractual life. The Company started to amortize frequency usage right starting from December 1, 2003. In addition, the interest expense incurred from long-term accounts payable - other for frequency usage right was capitalized as frequency usage right through December 31, 2002. For the years ended December 31, 2002 and 2003, capitalized interest amounts to ~~W~~74,631 million and ~~W~~7,369 million, respectively. As described in note 2(h), effective January 1, 2003, the Company no longer capitalizes financing costs.

The net amount of the frequency usage right as of December 31, 2002 and 2003 is as follows:

	Millions
	2002		2003
Frequency usage right	~~W~~	1,208,854	1,216,223
Less: Accumulated amortization		—	(7,794)

	~~W~~	1,208,854	1,208,429

Long-term accounts payable - other related to frequency usage right is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of the frequency use license. The balance as of December 31, 2002 and 2003 is as follows:

	Millions
	2002		2003
Long-term accounts payable - other	~~W~~	650,000	650,000
Less: Present value discount		(148,742)	(131,239)

	~~W~~	501,258	518,761

The maturities of the Company’s long-term accounts payable - other related to frequency usage right outstanding as of December 31, 2003 are as follows:

Year	Millions
2007	~~W~~	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	~~W~~	650,000

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(12)	Short-term Borrowings

Short-term borrowings (all of which matures within one year) as of December 31, 2002 and 2003 are summarized as follows:

	Interest rate per annum (%)	Millions
		2002		2003
Commercial paper	4.17~4.99%	~~W~~	623,747	478,000
Banks	4.53~6.35%		489,037	119,817
Short-term borrowings in foreign currency	0.60~3.84%		3,601	33,872

		~~W~~	1,116,385	631,689

The weighted average interest rates on short-term borrowings were 5.20% and 4.63% at December 31, 2002 and 2003, respectively.

(13)	Other Current Liabilities

Other current liabilities as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Key money deposits	~~W~~	64,542	100,739
Advance receipt		7,505	4,932
Dividends payable		1,316	896
Payables from interest rate swap (note 22)		7,662	16,077
Payables from interest rate swaption (note 22)		1,459	—
Payables from currency swap (note 22)		—	3,554
Other		11,290	6,416

	~~W~~	93,774	132,614

(14)	Long-term Debt

Long-term debt as of December 31, 2002 and 2003 is summarized as follows:

	Interest rate per annum (%)	Maturity date	Millions
			2002		2003
Local currency (Won) debt:
Bonds issued	5.00-11.00	2004~2013	~~W~~	7,031,875	6,529,995
Convertible notes of KTF and KTFT	1.00	2004~2005		38,880	38,880
Convertible notes	3.00	2005		1,322,704	1,322,563
Security companies	5.60~6.85	2005~2008		220,000	20,486
Banks	5.66-7.32	2004~2007		101,348	90,680
Information and Telecommunication Improvement Fund	3.42-7.25	2004~2008		93,066	152,584
Other	—	—		1,346	—

				8,809,219	8,155,188

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14)	Long-term Debt, Continued

	Interest rate per annum (%)	Maturity date	Millions
			2002		2003
Foreign currency debt:
Convertible notes (USD)	0.25	2007	~~W~~	1,593,878	1,483,628
Bonds with warrants (USD)	4.30	2005		600,200	598,900
Yankee bonds (USD)	7.50-7.63	2006~2007		420,140	419,230
Bonds (USD)	Libor+0.80	2006		—	179,670
Bonds (JPY)	2.64 ~ 3.13	2004~2006		236,094	158,672
Loans (USD)	Libor+0.45-Libor+1.70	2004~2007		145,008	248,451

				2,995,320	3,088,551

				11,804,539	11,243,739
Add: Premium on bonds				11,319	30,997

Less:
Current portion, net of discount				1,846,210	2,172,510
Discount on bonds				92,161	52,478

			~~W~~	9,877,487	9,049,748

Convertible notes and bonds with warrants issued by the Company are summarized as follows:

	Issuance date	Issuance amount (millions)		Interest rate per annum	Maturity date
Convertible notes	January 4, 2002	US$	1,318	0.25%	January 4, 2007
Bonds with warrants	January 4, 2002	US$	500	4.30%	January 4, 2005
Convertible notes	May 25, 2002	~~W~~	1,397,349	3.00%	May 25, 2005

Holders of convertible notes issued on January 4, 2002 are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. The exchange price is ~~W~~61,922 per share of common stock, which allowed the bondholders to obtain up to 27,500,099 shares. During 2002 and 2003, due to the early retirement of the convertible notes, the number of shares allowed to the bondholders was reduced to 23,504,885 shares. However, in February 2004, the exchange price was changed to ~~W~~60,588 per share according to the notes covenants requiring the conversion price adjustment upon dividend amounts would increase more than 20%. As a result of the change of exchange price, the number of shares that convertible notes can be converted increased to 24,022,404 shares. These changes are subject to approval at the March 12, 2004 shareholders’ meeting.

Bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants were entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 and no warrants had been exercised.

Holders of convertible notes issued on May 25, 2002 are entitled to convert notes into shares of the Company’s common stock from June 25, 2002 to April 25, 2005. The exchange price is ~~W~~59,400 per share of common stock, which allowed the bondholders to obtain up to 23,524,392 shares. During 2002 and 2003, due to the early retirement of the convertible notes and 13,149 shares of common stock converted, the number of shares allowed to the bondholders was reduced to 22,265,372 shares. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognizes interest expense on convertible notes using the effective interest method, and amortization of the redemption premium is recorded as long-term accrued interest expense.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14)	Long-term Debt, Continued

On October 14, 2002, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$107,750 thousand and convertible notes issued on May 25, 2002 with a face value of ~~W~~74,000 million for US$116,743 thousand and ~~W~~77,839 million, with a loss on retirement of convertible notes of ~~W~~10,762 million.

On December 18, 2003, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$83,700 thousand for US$85,839 thousand with a gain on retirement of convertible notes of ~~W~~7,441 million.

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2003 are as follows:

Fiscal year ending December 31,	Millions
2004	~~W~~	2,177,521
2005		3,666,708
2006		1,232,354
2007		2,441,561
2008		525,595
Thereafter		1,200,000

	~~W~~	11,243,739

(15)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(16)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Estimated severance benefit liability at beginning of year	~~W~~	474,438	379,606
Provision for the year		275,007	1,067,076
Increase (decrease) due to change of consolidated subsidiaries		(1,853)	600
Payments		(42,942)	(1,020,940)
Withdrawal from the National Pension Fund, net		332	337
Payment for deposit of severance benefit insurance		(325,376)	(180,801)

Net balance at end of year	~~W~~	379,606	245,878

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(16)	Retirement and Severance Benefits, Continued

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of ~~W~~831,535 million related to this Plan covering 5,497 employees (approximately 12% of total employees). The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefits liabilities, of the employees electing to retire pursuant to this plan amounted to ~~W~~110,932 million. Substantially all of these costs were paid during the fourth quarter of 2003.

(17)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Accrual for customer call bonus points	~~W~~	96,397	105,391
Advance receipt		20,382	17,099
Key money deposits from customers		19,881	20,963
Other		20,899	5,414

	~~W~~	157,559	148,867

(18)	Stockholders’ Equity

The composition of holders of common stock as of December 31, 2002 and 2003 are summarized as follows:

	No. of shares owned		Ownership percentage
	2002	2003	2002	2003
Employee Stock Ownership Associations	17,678,198	16,394,226	5.72%	5.76%
National Pension Corporation	7,859,178	9,461,792	2.54%	3.32%
Treasury stock	76,988,771	74,090,974	24.91%	26.01%
Others, including private companies	206,551,512	184,902,408	66.83%	64.91%

	309,077,659	284,849,400	100.00%	100.00%

Changes in common stock for the years ended December 31, 2002 and 2003 are as follows:

	Number of shares issued	Millions
Balance at January 1, 2002	312,199,659	~~W~~	1,560,998
Retirement of treasury stock on October 9, 2002	(3,122,000)		—

Balance at December 31, 2002	309,077,659	~~W~~	1,560,998

Retirement of treasury stock on January 6, 2003	(15,454,659)		—
Retirement of treasury stock on June 20, 2003	(2,937,000)		—
Retirement of treasury stock on December 9, 2003	(5,836,600)		—

Balance at December 31, 2003	284,849,400	~~W~~	1,560,998

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(18)	Stockholders’ Equity, Continued

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock.

(19)	Capital Surplus

Capital surplus as of December 31, 2002 and 2003 is summarized as follows:

	Millions
	2002		2003
Paid-in capital in excess of par value	~~W~~	1,440,258	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(16,007)	(181,649)
Other, net		23,700	50,003

	~~W~~	1,447,951	1,308,612

The line item, Other, net, mainly consists of the effects of common stock issuance of subsidiaries and merger between subsidiaries.

(20)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Involuntary reserve:
Legal reserve	~~W~~	780,499	780,499
Voluntary reserve :
Reserve for business rationalization		193,101	443,416
Reserve for technology and human resource development		6,667	3,334
Reserve for social overhead capital		23,333	3,333
Reserve for business expansion		5,230,718	6,587,325
Reserve for redemption of telephone bonds		207,947	207,947

	~~W~~	6,442,265	8,025,854

Retained earnings appropriated to legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires KT to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. The Company is, however, required to transfer from retained earnings the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resource development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. The Company was, however, required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(20)	Appropriated Retained Earnings, Continued

Due to the adoption of Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date,” appropriated retained earnings as of December 31, 2002 decreased by ~~W~~1,583,589 million, the amount of appropriations declared by the Company but not yet approved by the shareholders’ meeting. In March 2003, the shareholders’ meeting approved this appropriation. As a result, under this standard, this amount was recorded during 2003.

(21)	Treasury Stock

(a)	Trust fund

During the first half of 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of ~~W~~100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock shares of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,250,330 shares and 1,259,170 shares as of December 31, 2002 and 2003, respectively.

(b)	Issuance to the notes holders

During 2003, certain holders of convertible notes (as described in note 14), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 2,356 shares of treasury stock were issued to the note holders.

(c)	Purchase and retirement of treasury stock

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of the Company’s common stock and cash of ~~W~~211,868 million on December 30, 2002 and retired these treasury stock for ~~W~~786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of the Company’s common stock amounting ~~W~~730,704 million and cash of ~~W~~122,679 million.

During 2003, the Company initiated a stock buyback and retirement program approved by the Board of Directors. The Company reacquired 8,773,600 shares of treasury stock during 2003 and retired these treasury shares amounting to ~~W~~411,833 million by a charge to retained earnings. As of December 31, 2003, no amounts under the stock buyback and retirement programs are outstanding.

(d)	Sale and contribution to Employee Stock Ownership Association

On August 28, 2003, the Company sold 1,803,296 shares of treasury stock to the KT employee stock ownership association (“ESOA”) and the difference between the fair value and the sales proceeds of ~~W~~40,754 million was expensed.

Changes in treasury stock for the year ended December 31, 2003 were as follows:

	Number of shares	Millions
Balance at December 31, 2002	76,988,771	~~W~~	4,112,225

Purchase of the Company’s common stock	23,127,274		1,142,537
Issuance to the convertible note holders	(2,356)		(127)
Purchase by trust fund, net	8,840		414
Retirement of treasury stock	(24,228,259)		(1,198,499)
Sale and contribution to ESOA	(1,803,296)		(93,952)

Balance at December 31, 2003	74,090,974	~~W~~	3,962,598

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(22)	Commitments and Contingencies

(a)	Legal matters

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting the Company from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of the transactions with the affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that the Company had unfairly assisted the affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately ~~W~~30 billion, and the Company made a provision of ~~W~~30 billion for this claim during 2001. On July 9, 2001, the Korean Fair Trade Commission rejected the Company’s appeal. The Company filed a second appeal in the Seoul High Court and intends to continue to seek redress in the courts. The case is still pending as of December 31, 2003.

In October 2000, approximately 4,500 of the former and current employees, who had previously been employed by the MIC and transferred to the Company in 1981, filed a lawsuit against the Company claiming that the Company owes them an additional ~~W~~27 billion for retirement and severance benefits. The claim was that the Company should have given them full credit for their military service, whereas the Company believed that the Company was in compliance with the laws in effect at that time. In July 2002, the Seoul District Court held in favor of the claimants. However, on July 7, 2003, the Seoul High Court reversed the Seoul District Court’s decision and ruled in favor of the Company. The case was appealed to the Supreme Court of Korea on October 8, 2003 by the plaintiffs and is still pending as of December 31, 2003. Consistent with prior year, the Company has not recorded an accrual for this matter.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to ~~W~~84,795 million and ~~W~~71,188 million as of December 31, 2002 and 2003, respectively. The Company accrued ~~W~~11,441 million as contingent liabilities related to the claims as of December 31, 2003. Management believes that the ultimate settlement of these matters, and the matters described in the previous paragraphs, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	Interest rate swaption

The Company entered into interest rate swaption contracts with Citi Bank for variable rates of interest in place of fixed rates of interest in 2002. Details of interest rate swaption contracts outstanding as of December 31, 2003 are as follows:

Bank	Swaption premium (millions)		Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citi Bank	~~W~~	1,913	1.975%	91-day CD rate	April 25, 2005	Selling

Under the interest swaption contracts, the Company recognized a valuation loss of ~~W~~(454) million and a valuation gain of ~~W~~2,448 million for the years ended December 31, 2002 and 2003, respectively.

(c)	Interest rate swap

During 2003, the Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(22)	Commitments and Contingencies, Continued

(c)	Interest rate swap, Continued

Details of interest rate swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Nominal premium (millions)	Fixed amount (millions)		Fixed interest rate (1 year)	Variable interest rate	Terminal date
J.P. Morgan	$1.6	US$	150	7.500%	6-month Libor+4.320%	June 1, 2006
J.P. Morgan	$0.5	US$	200	7.625%	6-month Libor+4.610%	April 15, 2007
J.P. Morgan	—	~~W~~	110,000	5.290%	3-month Libor+1.470%	April 30, 2008
J.P. Morgan	—	~~W~~	90,000	5.810%	3-month Libor +2.470% +Contingent spread	December 30, 2004
J.P. Morgan	—	~~W~~	90,000	5.980%	3-month Libor +2.470% +Contingent spread	December 30, 2004
Citi Bank	—	~~W~~	110,000	5.290%	3-month Libor+1.470%	April 30, 2008
Shinhan Bank	—	~~W~~	180,000	6.350%	3 month Libor+2.470% +Contingent spread	September 30, 2007

Under the interest rate swap contracts, the Company recognized a valuation loss and gain of ~~W~~(2,253) million and ~~W~~16,442 million, respectively, for the year ended December 31, 2002, and a valuation loss and gain of ~~W~~(13,645) million and ~~W~~222 million, respectively, for the year ended December 31, 2003. In addition, the Company settled two contracts before the terminal date and recognized a transaction gain of ~~W~~8,170 million in 2003.

(d)	Currency swap

The Company entered into two currency swap contracts for principal and interest denominated in Korean won in place of principal and interest of long-term debt denominated in U.S. dollars in June 2003.

Details of currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Fixed amount (millions)		Interest rate	Interest rate	Terminal date
J.P. Morgan	$50	~~W~~	59,750	4.3% (US$) per year	6.71% (Won) per year	January 3, 2005
J.P. Morgan	$150	~~W~~	179,760	3-month Libor+ 0.80%(US$)	3-month Libor+2.64%(Won)	January 23, 2006

Under the currency swap contracts, the Company recognized a valuation loss of ~~W~~2,429 million for the year ended December 31, 2003.

(e)	Interest currency swap

The Company entered into five interest currency swap contracts with financial institutions for principal and the fixed rate of interest denominated in Korean won in place of principal and the variable rate of interest of long-term debt denominated in U.S. dollars in October 2003. The principal amounts in Korean won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(22)	Commitments and Contingencies, Continued

(e)	Interest currency swap, Continued

Details of interest currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Amount (millions)	Fixed interest rate (1 year)	Variable interest rate (6 months)	Terminal date
J.P. Morgan	$50	~~W~~55,000 ~ 60,000	4.3% (US$)	Libor+4.55%(Won)	January 3, 2005
Citi Bank	$25	~~W~~27,500 ~ 30,000	4.3% (US$)	Libor+4.45%(Won)	January 3, 2005
UBS Bank	$25	~~W~~27,500 ~ 30,000	4.3% (US$)	Libor+4.45%(Won)	January 3, 2005
Deutsche bank	$50	~~W~~55,000 ~ 60,000	4.3% (US$)	Libor+4.57%(Won)	January 3, 2005
Shinhan bank	$50	~~W~~55,000 ~ 60,000	4.3% (US$)	Libor+4.45%(Won)	January 3, 2005

Under the interest currency swap contracts, the Company recognized a valuation gain of ~~W~~5,083 million for the year ended December 31, 2003.

(f)	As of December 31, 2003, the Company guarantees lease payables of Hanwha S&C to KTR amounting ~~W~~6,965 million.

(g)	The Company established a labor welfare fund as a separate entity and contributed ~~W~~50,000 million and ~~W~~100,000 million in 2002 and 2003, respectively. In addition, the Company committed to contribute ~~W~~100,000 million for 2004.

(h)	Loans and Borrowings

As of December 31, 2003, the Company has entered into bank overdraft agreements with two banks for borrowings up to ~~W~~400,000 million and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank. In addition, the Company has received letter of credits up to US$35 million with three banks.

(i)	Guarantee Provided by a Third Party

The Company is provided guarantees covering contract biddings up to US$57,910 thousand and ~~W~~25,822 million by three banks.

(j)	Transfer of KTF accounts receivable

On December 16, 2002, KTF transferred the handset installment receivable of ~~W~~528,578 million and guarantee insurance and other incident rights to KTF First Securitization Specialty Co., Ltd. As a result of this transfer, the Company received cash of ~~W~~470,000 million and the subordinate debt securities of ~~W~~43,430 million, and recognized a loss on disposition of trade accounts and notes receivable of ~~W~~15,147 million. KTF has provided a guarantee for uncollected receivables up to 14.3 percent of total amount transferred. As of December 31, 2003, the program was completed.

On November 4, 2003, KTF transferred handset installment receivables amounting ~~W~~339,677 million, attached guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. As a result of this transfer, the Company received cash of ~~W~~312,000 million and the subordinate debt securities of ~~W~~19,254 million and recognized a loss on disposition of trade accounts and notes receivable of ~~W~~8,423 million. As of December 31, 2003, the uncollected trade receivables under this program are ~~W~~218,035 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(22)	Commitments and Contingencies, Continued

(j)	Transfer of KTF accounts receivable, Continued

In addition, on December 19, 2003, KTF participates in a securitization agreement with Shinhan Bank to sell PCS service receivables of ~~W~~253,247 million as of October 31, 2003. The agreement allows the Company to sell trade receivables on an on-going basis until February 28, 2007. As a result of this transaction, the Company received cash of ~~W~~200,000 million and subordinated interest in the trade receivable of ~~W~~53,247 million. In addition, the Company incurred transaction cost expense of ~~W~~1,680 million. As of December 31, 2003, the uncollected trade receivables under this program are ~~W~~301,802 million.

(k)	Leases

(i)	Operating leases

The Company maintains operating lease agreements for certain machinery and equipment from Macquarie IT KOREA Lease Company and others. Future lease payments under operating leases as of December 31, 2003 are as follows:

Fiscal year ending December 31,	Millions
2004	~~W~~	89,549
2005		54,447
2006		53,665
2007		7,099
2008		7,099
Thereafter		31,949

	~~W~~	243,808

(ii)	Capital leases

The Company has capital lease agreements for certain machinery and equipment, of which acquisition cost amounts to ~~W~~6,312 million from GE Capital Korea Ltd and others. Depreciation on the machinery and equipment for the year ended December 31, 2003 amounted to ~~W~~607 million. Annual future minimum payments under the lease agreements as of December 31, 2003 are as follows:

Fiscal year ending December 31,	Millions
2004	~~W~~	1,242
2005		693
2006		693
2007		693
2008		693

Less: amount representing interest		(312)

	~~W~~	3,702

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(23)	Operating Revenues

Operating revenues for the years ended December 31, 2002 and 2003 are as follows:

	Millions
	2002		2003
Internet services	~~W~~	1,989,915	2,369,593
Data communication services		208,355	183,573
Leased line services		1,054,022	899,520
Telephone services		6,895,301	6,610,982
PCS services		4,127,323	4,164,286
Sales of goods		1,366,548	1,153,505
Satellite services		123,616	119,639
Real estate rental services		43,540	50,443
Other		628,802	516,238

	~~W~~	16,437,422	16,067,779

Starting from January 1, 2003, revenues from real estate rental services are accounted for as operating revenues. For comparative purposes, revenues from real estate rental services which were accounted for as other income in 2002 were reclassified into operating revenues.

(24)	Operating Expenses

Operating expenses for the years ended December 31, 2002 and 2003 are as follows:

	Millions
	2002		2003
Salaries and wages	~~W~~	2,194,750	2,038,466
Compensation expense (note 28)		1,172	6,966
Provision for retirement and severance benefits, including early retirement payments (note 16)		275,007	1,067,076
Employee benefits		617,966	597,859
Communications		62,707	64,231
Utilities		161,690	181,359
Taxes and dues		130,906	140,291
Rent		216,126	194,330
Depreciation		3,440,145	3,393,175
Amortization		356,949	364,051
Repairs and maintenance		421,062	450,550
Automobile maintenance		26,416	25,682
Commissions		794,921	834,846
Commissions to sales agent		631,964	565,082
Entertainment		4,307	4,545
Advertising		327,015	283,969
Education and training		61,308	59,254
Research and development		245,555	244,625
Travel		40,306	37,969
Supplies		46,228	47,096
Interconnection charges		1,187,882	1,077,082

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(24)	Operating Expenses

	Millions
	2002		2003
Cost of goods sold		1,345,950	1,131,475
Cost of services (commissions for system integration service and other miscellaneous service)		743,055	532,424
International line usage		173,779	184,326
Promotion		406,833	376,834
Provision for doubtful accounts		194,288	363,774
Other		90,870	97,992

		14,199,157	14,365,329
Less: amounts included in construction in progress		143,538	119,986

	~~W~~	14,055,619	14,245,343

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of ~~W~~831,535 million related to this Plan covering 5,497 employees (approximately 12% of total employees). The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefits liabilities, of the employees electing to retire pursuant to this plan amounted to ~~W~~110,932 million. Substantially all of these costs were paid during the fourth quarter of 2003.

(25)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Prior to 2005	Thereafter
Up to ~~W~~100 million	16.5%	14.3%
Over ~~W~~100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of ~~W~~33,974 million is charged to current income tax expense for the year ended December 31, 2003.

The components of income tax expense for the years ended December 31, 2002 and 2003 are as follows:

	Millions
	2002		2003
Current income tax expense	~~W~~	592,322	477,337
Deferred income tax expense		149,032	46,294

	~~W~~	741,354	523,631

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(25)	Income Taxes, Continued

(b)	The provision for income taxes calculated using tax rates differs from the actual provision for the years ended December 31, 2002 and 2003 for the following reasons:

	Millions
	2002		2003
Provision for income taxes at normal tax rates	~~W~~	892,546	469,575
Tax effect of prior years income tax additional payment (refund)		(1,887)	16,036
Tax effect of permanent differences, net		56,955	85,689
Utilization of loss carryforwards		(44,744)	(40,273)
Investment tax credit		(161,516)	(174,952)
Effect of tax rate change		—	33,974
Impairment of deferred tax asset		—	133,582

Actual provision for income taxes	~~W~~	741,354	523,631

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 24.7% and 33.1% for the years ended December 31, 2002 and 2003, respectively.

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2002 and 2003 are presented below:

	Millions
	2002		2003
Deferred income tax assets:
Retirement and severance benefits	~~W~~	29,202	9,309
Allowance for doubtful accounts		121,404	161,473
Refundable deposits for telephone installation		26,505	20,022
Investment securities		202,712	272,426
Tax credit carryforwards		61,415	25,816
Loss carryforwards		126,921	80,230
Other, net		53,315	90,355

Total deferred income tax assets		621,474	659,631

Deferred income tax liabilities:
Accumulated depreciation		42,242	28,166
Accrued interest income		4,641	2,257

Total deferred income tax liabilities		46,883	30,423

Less: Valuation allowance		126,921	213,812

Net deferred income tax asset	~~W~~	447,670	415,396

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(25)	Income Taxes, Continued

The exclusion and inclusion of subsidiaries from the consolidation in 2002 and 2003 resulted in a decrease in net deferred tax asset of ~~W~~1,288 million and an increase in net deferred tax asset of ~~W~~1,709 million, respectively. During 2003, the Korea National Tax Service initiated a tax audit of the Company for the periods from 1998 to 2002. In September 2003, the Company received a final notice from the Korean tax authorities asserting income tax deficiencies. As a result of the tax audit, the Company paid ~~W~~67,410 million which consisted of ~~W~~1,639 million of deferred income tax asset and ~~W~~65,771 million of prior year’s income tax additional expense for the year ended December 31, 2003. At December 31, 2003, the Company has investment tax credit carryforwards of ~~W~~25,816 million which are available to reduce future income taxes through 2008.

Following the Company’s acquisition of a controlling financial interest in KTM in July 2000, KTM reassessed its business plan, operations strategy, growth prospects and involvement with the Company in KTM’s future business. As part of the revised strategy, KTM’s intent was to seek a merger partner and undertake other operational changes. During December 2000, KTM concluded that it was not likely that it would be able to realize the tax benefit of its loss carryforward and, therefore, wrote off the related deferred tax assets in the amount of ~~W~~233,496 million as of December 31, 2000 by a charge to deferred income tax expense in 2000.

In 2001, KTM merged with KTF with the combined entity operating under the name KTF. As a result of KTM’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KTM’s loss carryforward in the amount of ~~W~~150,653 million in 2002 and ~~W~~135,600 million in 2003. However, KTF concluded that it is not probable that the tax benefit of the loss carryforward generated by KTM can be realized in future years and therefore, did not recognize a deferred income tax asset related to KTM’s remaining loss carryforwards of ~~W~~290,081 million as of December 31, 2003 which will expire through 2005.

During 2003, the Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates and, therefore, wrote off the related deferred income tax assets in the amount of ~~W~~133,582 million by a charge to deferred income tax expense.

(26)	Dividends

Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. Dividends relating to each of the following years’ earnings based upon the par value of common stock are as follows:

	Rate		Won (millions)
	2002	2003	2002		2003
Dividends proposed	17.2%	40.0%	~~W~~	212,887	421,517

Proposed dividends of ~~W~~421,517 million were not recorded in the 2003 financial statements. They will be recorded upon the approval by the shareholders in 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(27)	Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2002 and 2003 are calculated as follows:

	Millions (except number of shares and earnings per share)
	2002		2003
(a) Basic earnings per share

Net earnings	~~W~~	1,946,934	821,734
Weighted-average number of shares of common stock (in thousands)		259,450	216,106

Basic earnings per share (in Won)	~~W~~	7,504	3,802

(b) Diluted earnings per share
Net earnings	~~W~~	1,946,934	821,734
Adjustments:
Interest expense on convertible notes		34,070	51,373

Net earnings available for common and common equivalent shares		1,981,004	873,107
Weighted-average number of common and common equivalent shares (in thousands)		300,097	263,556

Diluted earnings per share (in Won)	W	6,601	3,313

Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the year. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of December 31, 2002 and 2003 are as follows:

	Potentially dilutive shares (thousands)
	2002	2003
Convertible notes (note 14)	47,520	46,288
Stock options (note28)	680	616
Bonds with warrants (note 14)	9,270	—

Stock options and bonds with warrants did not enter into the determination of diluted earnings per share in 2002 and 2003 because of the lack of anti-dilutive effect on the exercise of warrants.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(28)	Stock Options

The Company granted stock options to its executive officers and directors in accordance with a stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant
Grant date	December 26, 2002	September 16, 2003	December 12, 2003
Exercise price	~~W~~70,000 per share	~~W~~57,000 per share	~~W~~65,000 per share
Number of shares	474,067 shares	36,400 shares	106,141 shares
Exercise period	December 27, 2004 ~ December 26, 2009	September 17, 2005 ~ September 16, 2010	December 13, 2005 ~ December 12, 2010
Valuation method	Fair value based method (Black-Scholes model)	Fair value based method (Black-Scholes model)	Fair value based method (Black-Scholes model)

The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of ~~W~~70,000 per share. However, the number of stock options decreased to 474,067 shares and the total cost of compensation from ~~W~~12,590 million to ~~W~~10,602 million because of the resignation of a number of officers.

The options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first and third granted option holders can exercise one third of total options annually from 2004 and 2005, respectively. The second granted options holders can exercise total options when the options are vested.

The Company adopted the fair value based method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods.

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant
Risk free interest rate:	5.46%	4.45%	5.09%
Expected option life:	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility:	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%
Expected dividend yield ratio:	1.10%	1.57%	1.57%
Fair value per option (in Won):	~~W~~22,364	~~W~~12,443	~~W~~10,926
Total compensation cost (in millions):	~~W~~10,602	~~W~~453	~~W~~1,160

Changes in the total cost of compensation for the year ended December 31, 2003 are summarized as follows:

	Millions
Total cost of compensation	~~W~~	12,215
Accumulated cost recognized in prior years		(103)
Cost recognized for the year		(5,376)

Cost recognized in future year	~~W~~	6,736

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(28)	Stock Options, Continued

In addition, KTF and KTP granted stock options to its officers and adopted the fair value based method for the calculation of compensation expense which is amortized to expense over the option vesting period. KTF and KTP recognized aggregate stock option expense of ~~W~~1,266 million which was recorded as capital adjustments from 2000.

(29)	Non-cash Financing and Investing Activities

Significant non-cash investing activities for the year ended December 31, 2003 are summarized as follows:

	Millions
Change in unrealized gains on available-for-sale securities	~~W~~	768,362
Available-for-sale securities transferred to treasury stock		730,704
Construction in progress transferred to property, plant and equipment		2,473,599
Inventory transferred to property, plant and equipment		85,382

(30)	Contribution Payments for Research and Development

The Company made contributions of ~~W~~69,314 million and ~~W~~63,407 million to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the years ended December 31, 2002 and 2003, respectively.

(31)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. For the years ended December 31, 2002 and 2003, amounts reimbursed to the Company were ~~W~~113,908 per prior year million and ~~W~~28,539 million, respectively.

(32)	Fourth Quarter Information (Unaudited)

Operating revenues, operating income, net earnings and earnings per share are for the three-month periods ended December 31, 2002 and 2003 are as follows:

	Millions (except per share data)
	2002		2003
Operating revenues	~~W~~	4,221,748	3,977,336
Operating income		262,245	491,410
Net earnings		664,353	82,516
Basic earnings per share		3,074	382

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(33) Economic Environment

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 21, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director